

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2011

<u>Via E-mail</u>
James F. Barlow
Senior Vice President Finance
     And Corporate Controller
Allergan, Inc.
2525 Dupont Drive
Irvine, California 92612

Re: **Allergan, Inc.**
                 Form 10-K for the Fiscal Year Ended December 31, 2010
                 Filed March 01, 2011
                 File No. 001-10269

Dear Mr. Barlow:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Joel Parker

                         Joel Parker
                         Accounting Branch Chief